FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2007

Commission File Number 1-15236

Advantest Corporation

(Translation of Registrant’s Name Into English)

Shin Marunouchi Center Building

1-6-2, Marunouchi

Chiyoda-ku

Tokyo 100-0005

Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): __________

Materials Contained in this Report:

1.

Executive summary of the registrant’s Japanese-language Interim Securities Report, which was submitted to the Director-General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on December 14, 2007.

2.

English-language translation of the registrant’s Interim Consolidated Financial Statements for the six-months ended September 30, 2007, which was filed with the Director-General of the Kanto Local Finance Bureau as part of the registrant’s Interim Securities Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Advantest Corporation

By:	/s/	Yuichi Kurita
	Name:	Yuichi Kurita
	Title:	Director and Managing Executive Officer

Date:  December 14, 2007